Exhibit 99.1

Sapiens Hosts Global Client Conference in North Atlanta

More than 150 participants ‒ including insurance and financial services customers, prospects and analysts ‒ from approximately 13 countries discussed industry developments and Sapiens’ future vision

Holon, Israel – September 20, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, hosted its annual Sapiens Client Conference at the Château Élan in North Atlanta, U.S., on September 14-15.

Reflecting Sapiens’ reputation as a global leader, the event attracted more than 150 participants from 13 countries – including insurance and financial services customers, prospects and analysts. Attendees networked, participated in engaging discussions and presentations, and learned about Sapiens’ strategy.

Attendees were welcomed by Yaffa Cohen-Ifrah, Sapiens CMO and head of corporate communications. Roni Al-Dor, Sapiens president and CEO, provided an overview of Sapiens’ vision and software portfolio highlights.

The agenda included a range of topics and speakers to provide the audience with a variety of perspectives and insights into Sapiens’ people and products, as well as industry hot topics. Agenda highlights included:

•	Presentations on artificial intelligence and machine learning in the life and annuity (L&A) and property and casualty (P&C) spaces by Craig Bedell, global insurance industry executive, IBM

•	An “Analysts’ Corner” discussion featuring leading analysts from Novarica, Celent and Aite Group

•	Live demos of the L&A and P&C digital journey, which included business intelligence and analytics, portal, core products and partners

•	Multiple customer case studies with leading L&A, P&C and financial services organizations, including decision management

•	A keynote address on how to “innovate the way you innovate” and instill a culture of innovation, by Stephen Shapiro

“I would like to thank all of the attendees who helped make the conference a success, as well as the Sapiens personnel who worked diligently to execute the best possible event for our industry friends,” said Roni Al-Dor, Sapiens president and CEO. “This was a great opportunity for all of us to share ideas, challenge common assumptions and plan for the future. I am thankful for the opportunity to receive customer feedback and input, so that Sapiens can continually improve and provide value to our clients.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com